OMB APPROVAL OMB Number: 3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

          FLEXSHOPPER, INC.

(Name of Issuer)

              Common Stock

(Title of Class of Securities)

         032904 10 4

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        January 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Steven Emerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,750,621
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,750,621
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% *
14	TYPE OF REPORTING PERSON* IN

*       Based upon 17,579,870 common shares outstanding as of December 31, 2018 and at March 11, 2019.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 3 of 4 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock of FlexShopper, Inc., formerly known as Anchor Funding Services, Inc. (the “Issuer”). The Issuer’s executive office is located at 2700 North Military Trail, Suite 200, Boca Raton, FL 33431.

Item 2.	Identity and Background

(a)	John Steven Emerson

(b)	1522 Ensley Avenue

Los Angeles, CA 90024

(c)	Private investor

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Personal Funds

Item 4.	Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule for investment purposes only. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of March 11, 2019, the filing date of the Issuer’s Form 10-K, the Issuer has outstanding 17,579,870 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns 1,406,209 shares of Common Stock and warrants to purchase 344,412 shares for an aggregate beneficial ownership of 1,750,621, representing 9.9% of the outstanding Common Stock. The reporting person has the sole power to dispose and vote of the 1,750,621 shares of Common Stock owned by him.

(c) Between December 4, 2018 and January 30, 2019, the Reporting Person purchased 303,996 shares at an average price of $.805 per share. Between January 31, 2019 and March 12, 2019, the Reporting Person purchased 511,937 shares at an average price of $.87 per share. The Issuer’s Warrants were sold to the public in 2018. Since the warrants were sold to the public, the Reporting Person purchased 344,412 warrants at an average cost of $.10 per warrant, assuming no value attributed to the warrants which he purchased in the public offering of the Units.

(d) - (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.	Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2019

Signature By:	/s/John Steven Emerson
John Steven Emerson